December 31, 2008

VIA EDGAR

Mr. Kevin Vaughn
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D. C. 20549

Re:          United Western Bancorp, Inc.
File No. 0-21231
Form 10-K for the period ended December 31, 2007
Forms 10-Q for the periods ended March 31 and June 30, 2008

Dear Mr. Vaughn:

We received your letter of December 18, 2008, on December 23, 2008, which contained comments to the response we filed on November 25, 2008 to your comment letter of October 23, 2008.  We advise you that we will reply to your letter by January 23, 2009 as commitments by executives responsible for financial reporting will require extra time to complete the matters contained in your letter.

*****
In connection with our response to your letter of December 18, 2008, we confirm the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions, please contact me at 720-956-6598 or email at bsnider@uwbank.com.

Sincerely,

UNITED WESTERN BANCORP, INC.

/s/ William D. Snider

William D. Snider
Chief Financial Officer